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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/22/15	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

15021194

SEC Mail Processing Section
DEC 23 2015
Washington DC
404

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200, Jersey City, NJ 07302
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-499-3700 (Telephone) 201-499-0727 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) 201-499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 6/26/06 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: (12/22/15)

National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature)

James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

MARVENA W. WELDON
Commission # 2418156
Notary Public, State of New Jersey
My Commission Expires
March 07, 2017

Subscribed and sworn before me this 22 day of Dec (Month), 2015 (Year) by (Notary Public)

My Commission expires 3/7/17 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NSX
National Stock Exchange

RECEIVED
2015 DEC 23 PM 12:47
SEC / TM

James G. Buckley
Chief Regulatory Officer
t: 201. 499.3698
f: 201. 499.0727
james.buckley@nsx.com

SEC
Mail Processing
Section
DEC 23 2015
Washington DC
404

December 22, 2015

VIA SECURE MAIL AND FED EX

Kathrine A. England, Esq.
Division of Trading and Markets
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Form 1 Amendment

Dear Ms. England:

In accordance with Rule 6a-2 under the Securities Exchange Act of 1934, National Stock Exchange, Inc. is herewith filing, as an amendment to its Form 1, a revised Exhibit M. One original and two copies of the Form 1 and Exhibit M are enclosed with this letter.

Please contact me if you have any further questions on the enclosed materials.

Very truly yours,

Enclosures

NSX Membership

As of December 22, 2015

ETP Holder	CRD	Membership Approved Date	Address Line #1	Address Line #2	Telephone Number
ABN Amro Clearing Chicago LLC	14020	12/09/15	175 West Jackson Blvd., Suite 400	Chicago, IL 60604	312-604-8156
Archipelago Securities L.L.C.	102500	11/20/2015	353 North Clark Street - Suite 3200	Chicago, IL 60654	312-836-6675
Barclays Capital Inc.	19714	11/20/2015	745 7th Avenue	New York, NY 10019	212-320-4370
Bloomberg Tradebook LLC	40881	11/20/2015	120 Park Avenue	New York, NY 10017	646-324-3179
Blue Fire Capital, LLC	14481	11/20/2015	311 S. Wacker Drive, Suite 2000	Chicago, IL 60606	312-242-0585
Citadel Securities, LLC	116797	11/20/2015	131 South Dearborn Street, 32nd Floor	Chicago, IL 60603	312-395-3307
Citigroup Global Markets Inc.	7059	11/20/2015	390-388 Greenwich Street	New York, NY 10013	212-723-1509
Cowen & Company, LLC	7616	11/20/2015	599 Lexington Avenue	New York, NY 10022	646-562-1554
Credit Suisse Securities (USA) LLC	816	11/20/2015	11 Madison Avenue, 24th Floor	New York, NY 10010	212-325-0209
Cuttone and Co., Inc.	33038	11/20/2015	11 Wall Street, TF	New York, 10005	212-422-6107
Deutsche Bank Securities Inc.	2525	11/20/2015	60 Wall Street	New York, NY 10005	212-250-5762
Electronic Transaction Clearing, Inc.	146122	11/20/2015	660 S. Figueroa Street, Suite 1450	Los Angeles, CA 90017	213-402-1563
Global Liquidity Execution Services	47955	11/20/2015	311 S. Wacker Drive Suite 2280	Chicago, IL 60606	872-205-0187
Global Execution Broker, LP	126407	12/18/15	401 City Avenue, Suite 220	Bala Cynwyd, PA 19004	312-435-4167
Goldman Sachs Execution & Clearing, L.P.	3466	11/20/2015	200 West Street	New York, NY 10282	212-357-2802
HRT Financial LLC	152144	11/20/2015	32 Old Slip, 30th Floor	New York, NY 10005	212-293-1927
IEX Services, LLC	167872	11/20/2015	4 World Trade Center, 44th Floor	New York, NY 10007	646-343-2300
Instinet, LLC	7897	11/20/2015	1095 Avenue of the Americas	New York, NY 10036	212-310-7077
Interactive Brokers, LLC	36418	11/20/2015	8 Greenwich Office Park	Greenwich, CT 06831	203-618-5882
ITG Inc.	29299	11/20/2015	One Liberty Plaza, 165 Broadway, 4th Floor	New York, NY 10006	212-444-6418
J.P. Morgan Clearing Corp.	28432	11/20/2015	Four Chase Metrotech Center	Brooklyn, NY 11245	302-552-0367
J.P. Morgan Securities LLC	79	11/20/2015	383 Madison Avenue	New York, NY 10179	212-622-1586
KCG Americas, LLC	149823	11/20/2015	545 Washington Blvd., 7th Floor	Jersey City, NJ 07310	201-595-2469
LEK Securities Corporation	33135	11/20/2015	1 Liberty Plaza, 165 Broadway, 52nd Floor	New York, NY 10006	212-509-2300
Lime Brokerage LLC	104369	11/20/2015	625 Broadway, 12th Floor	New York, NY 10012	212-824-5507
Merrill Lynch Pierce Fenner & Smith Inc	7691	11/20/2015	One Bryant Park, 6th Floor	New York, NY 10036	646-743-0189
Merrill Lynch Professional Clearing Corp.	16139	11/20/2015	One Bryant Park, 6th Floor	New York, NY 10036	646-743-1277
Morgan Stanley & Co. LLC	8209	11/20/2015	1585 Broadway	New York, NY 10036	212-791-9374
NASDAQ Execution Services, LLC (NES)	7270	11/20/2015	One Liberty Plaza, 165 Broadway, 51st Floor	New York, NY 10006	212-381-6440
NSX Securities LLC	141378	11/20/2015	101 Hudson Street, Suite 1200	Jersey City, NJ 07302	201-499-1852
Pershing LLC	7560	11/20/2015	101 Barclay Street	New York, NY	212-815-3194
Potumas Trading, LLC	142867	11/20/2015	2 Seaport Lane, Floor 8th Floor	Boston, MA 02210	617-855-8722
Quantlab Securities, LP	119955	11/20/2015	4200 Montrose Boulevard Suite 200	Houston, TX 77006	713-333-3704

RBC Capital Markets, LLC	31194	11/20/2015	3 Brookfield Plaza, 200 Vesey St.	New York, NY 10281	212-858-7118
RGM Securities, LLC	148086	11/20/2015	221 West 6th Street, Suite 1510	Austin, TX 78701	512-807-5304
Sanford C. Bernstein & Co. Inc.	104474	11/20/2015	1345 Avenue of the Americas	New York, NY 10105	212-823-2948
SpeedRoute, LLC	104138	11/202/2015	14 Wall Street	New York, NY 10005	347-803-1574
SunGard Brokerage & Securities LLC	104162	11/20/2015	2100 Enterprise Avenue	Geneva, Ill 60134	630-845-5709
Susquehanna Capital Group	29337	11/20/2015	401 City Avenue, Suite 220	Bala Cynwyd, PA 19004	610-617-3000
UBS Securities LLC	7654	11/20/2015	1285 Avenue of the Americas	NY, NY 10019	212-713-3299
Virtu Financial BD LLC	148390	11/20/2015	900 Third Avenue 29th Floor	New York, NY 10022	212-418-0153
Virtu Financial Capital Markets LLC**	45986	11/20/2015	900 Third Avenue 29th Floor	New York, NY 10022	212-418-0153
Wedbush Securities Inc.	877	11/24/15	1000 Wilshire Blvd., Suite 900	Los Angeles, CA 90017	213-688-8000
Wells Fargo Securities, LLC	126292	11/20/2015	550 South Tryon Street D1086-060 6th Floor	Charlotte, NC 28202	212-214-6180